July 26, 2019

Anthony Lombardo
President
Gryphon Resources, Inc.
3512 Desert Mesa Road
Roanoke, TX 76262

       Re: Gryphon Resources, Inc.
           Form 10-12G
           Filed July 3, 2019
           File No. 000-53371

Dear Mr. Lombardo:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed July 3, 2019

Security Ownership of Certain Beneficial Owners and Management, page 9

1. Please revise your filing to disclose the natural person(s) with voting and dispositive control of the shares attributed to Alden Worldwide, Inc. and Tourmeline Ventures, Inc.
      Additionally, please disclose the address of the the beneficial owners. See Instruction 2 to
      Item 403 and 403(a) of Regulation S-K. Lastly, please update the table as of the most recent practicable date as required by Item 403.
Directors and Executive Officers, page 9

2. Please clarify Mr. Lombardo's relationship with Custodial Management LLC, the
      Custodian of the company.
 Anthony Lombardo
Gryphon Resources, Inc.
July 26, 2019
Page 2
Certain Relationships and Related Transactions, page 10

3. We note the related party transactions in Note 5 of your September 30, 2018 and March
         31, 2019 financial statements. Please provide the disclosure required by Item 404(d) of
         Regulation S-K. In addition, please file the notes payable as exhibits. See Item
         601(b)(10) of Regulation S-K.
Information Related to Outstanding Shares, page 11

4. Please include disclosure of the company's status as a shell company and the impact that has on the ability to resell under Rule 144.
Recent Sales of Unregistered Securities, page 12

5. Please disclose the consideration for the shares issued, clarifying the dollar amount of the notes convertible and the conversion price. See Item 701(c) of Regulation S-K. Please also disclose the exemption from registration claimed and state briefly the facts relied upon to make the exemption available for the issuance of the 150,000,00 shares. See Item
         701(d) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,
FirstName LastNameAnthony Lombardo
                                                               Division of
Corporation Finance
Comapany NameGryphon Resources, Inc.
                                                               Office of
Beverages, Apparel and
July 26, 2019 Page 2                                           Mining
FirstName LastName